

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2013

Via E-Mail
Mr. Lindsay Hall
Chief Financial Officer
Goldcorp, Inc.
Suite 3400
666 Burrard Street
Vancouver, British Colombia V6C 2X8

>   **Re: Goldcorp, Inc.**
>   **Form 40-F for the Year Ended December 31, 2012**
>   **Filed March 1, 2013**
>   **File No. 001-12970**

Dear Mr. Hall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.2

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2012, page 1

2012 Highlights, page 1

1.   Expand footnote (1) on page 2 to define the Gold Institute Production Cost Standard, identify the entity that developed the cash costs measure, describe the nature of this entity and indicate that the entity is neither a regulatory body nor a standard-setter.

2.   Tell us the source of and your method of calculating each of the four adjustments in the reconciliation of total cash costs on a by-product basis to all-in sustaining costs.

Non-GAAP Measure – Total Cash Costs (By-Product) per Gold Ounce Calculation, page 43

3.   We note throughout the filing you present certain non-IFRS measures including total cash costs per gold ounce. We note these computations are shown net of by-products sales revenue which results in an overall credit to total cash costs for the Peñasquito, Marlin and Alumbrera mines. We believe netting by-product sales with production costs suggests you incurred no mining costs, which in actuality is not the case. We further believe the significance of by-product credits to operations can be described textually in a manner that investors can understand without including by-product sales as an adjustment in the computation of this non- GAAP measure. In future filings please modify your computation so as not to include by-product credits in this measure. Please provide us with the draft disclosure you intend to include in future filings.

4.   We also note you include realized gains on foreign currency, heating oil, copper, lead, zinc and silver contracts and foreign exchange in computing total cash cost per gold ounce. In future filings please modify your computation so as to exclude these realized gains or other credits from the total cash costs measure. Please provide us with the draft disclosure you intend to include in future filings

Exhibit 99.3
Notes to the Consolidated Financial Statements, page 10
Note 3 – Summary of Significant Accounting Policies, page 10
(j) Revenue Recognition, page 15

5.   We note your policy that revenue is recognized when the risks and rewards of ownership pass to the purchaser, including when title passes to the customer. You also state that revenue from the sale of metal concentrates is subject to adjustment based upon final settlement of metal prices, weights and assays a few months after the shipment date. Please explain to us in detail the methodology used to estimate value and the time period between the estimates and final price. Please provide clarifying disclosures about these estimates and its impact on operations to be included in your future filings.

6.   Please expand your policy to disclose how you define by-product and co-product sales revenues and account for and present these revenues in the financial statements. To the extent material, please disclose the by-product and co-product revenues recognized in each of the years presented. Please provide us with the draft disclosure you intend to include in future filings.

Note 16. Segmented Information, page 39

7. We note you disclose the total revenues for each mine. To enhance an investor's understanding of your operations please provide us with, and confirm that you will include in future filings, the amount of revenues derived from gold, silver, copper, lead and zinc on a mine-by-mine basis for each of the periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 if you have questions regarding the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining